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         UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C.  20549

         SCHEDULE 13G
         Under the Securities Exchange Act of 1934

         Amendment No.:  1

         Name of Issuer:  Baxter International, Inc.

         Title of Class of Securities:  Common Stock

         CUSIP Number:  071813109

              (Date of Event Which Requires Filing of this Statement)

                                 December 31, 2000

         Check the appropriate box to designate the rule pursuant to which this Schedule is filled:

         / / Rule 13d-1(b)
         /X/ Rule 13d-1(c)
         / / Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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         CUSIP Number:  071813109

         1.  Name of Reporting Person

                  Whitehall Asset Management, Inc. (which reflects a change of name of the entity that formerly field as Delphi Asset Management, Inc.)

         2.  Check the Appropriate Box if a Member of a Group

                  a.
                  b.

         3.  SEC Use Only

         4.  Citizenship or Place of Organization


         Number of Shares Beneficially Owned by Each Reporting Person
         With:

         5.  Sole Voting Power:



         6.  Shared Voting Power:

                  20,540

         7.  Sole Dispositive Power:



         8.  Shared Dispositive Power:

                  20,540

         9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  20,540

         10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
             Shares

         11. Percent of Class Represented by Amount in Row (9)

                  0.01%






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         12. Type of Reporting Person

                  CO


















































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         Item 1(a) Name of Issuer:  Baxter International, Inc.

               (b)Address of Issuer's Principal Executive Offices:

                       One Baxter Parkway
                       Deerfield, Illinois 60015-4633


         Item 2(a) - (c).  Name, Principal Business Address, and
         Citizenship of Person:

                       Whitehall Asset Management, Inc.
                       320 Park Avenue, 10th Floor
                       New York, NY  10022

                       New York corporation

             (d)  Title of Class of Securities:

             (e)  CUSIP Number:  071813109

         Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

             (a)  / / Broker or dealer registered under Section 15 of
                      the Act,

             (b)  / / Bank as defined in Section 3(a)(6) of the Act,

             (c)  / / Insurance Company as defined in
                      Section 3(a)(19) of the Act,

             (d)  / / Investment Company registered under Section 8
                      of the Investment Company Act,

             (e)  / / Investment Adviser registered under Section 203
                      of the Investment Advisers Act of 1940,

             (f)  / / Employee Benefit Plan, Pension Fund which is
                      subject to the provisions of the Employee
                      Retirement Income Security Act of 1974 or
                      Endowment Fund,

             (g)  / / Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G),

             (h)  / / Savings association as defined in Section 3(b)
                      of the Federal Deposit Insurance Act,





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             (i)  / / Church plan excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act,

             (j)  / / Group, in accordance with Rule 13d-
                      1(b)(1)(ii)(H).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

          Item 4. Ownership.

                  (a) Amount Beneficially Owned:  20,540

                  (b) Percent of Class:  0.01%

                  (c) 20,540 shares with shared power to vote or to
                      direct the vote; 0 shares with sole power to vote or to direct the vote; 20,540 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

         Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following /X/.

         Item 6.  Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

                  N/A

         Item 8.  Identification and Classification of Members of the
                  Group.

                  N/A

         Item 9.  Notice of Dissolution of the Group.

                  N/A




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         Item 10. Certification.

                  By signing below I certificate that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         By: /s/ Marc Keller                         2/14/01
             ____________________________            ____________
            Name:  Marc Keller                       Date
            Title: Senior Managing Member
































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